UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39918

Perpetua Resources Corp.

(Translation of registrant's name into English)

405 S. 8th Street, Ste 201

Boise, Idaho 83702

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference (i) as exhibits to the Registration Statement on Form F-10 of Perpetua Resources Corp. (File No. 333-254517), and (ii) into the Registration Statement on Form S-8 of Perpetua Resources Corp. (File No. 333-255147).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Interim Financial Statements for the quarter ended September 30, 2021
99.2	Management’s Discussion and Analysis for the quarter ended September 30, 2021
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERPETUA RESOURCES CORP.
Date: November __12____, 2021
	By:	/s/ Jessica Largent
Name:Jessica Largent
Title: Vice President, Investor Relations and Finance

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